James Hardie Industries plc
Europa House 2nd Floor, Harcourt Centre
Harcourt Street, Dublin 2, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 497 1128

1 July 2013

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

James Hardie Dividend Amount

The Company’s second half financial year 2013 ordinary dividend of 13 US cents per CUFS, and the special dividend of 24 US cents per CUFS, both announced on 23 May 2013 convert to a combined dividend payment of 39.9452 Australian cents.

The dividend is payable in Australian currency on 26 July 2013 to securityholders registered at the 28 June 2013 record date.

The net amount of the dividend will be converted and paid:

•	in US dollars to American Depositary Receipt holders and securityholders who have elected to receive payment in US currency;
•	in New Zealand dollars to securityholders who have elected to receive payment in NZ currency; and
•	in pounds sterling to securityholders who have elected to receive payment in UK currency.

Yours faithfully

Marcin Firek

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA), Alison

Littley (UK), James Osborne, Donald McGauchie (Australia), Rudy van der Meer (Netherlands).

Chief Executive Officer: Louis Gries

Company number: 485719